Exhibit 99.3

(CNPJ n° 42.157.511/0001-61)

RELEVANT FACT

In compliance with Section 157, paragraph 4 of Law no 6,404/76 and CVM Regulation no 358/2002, issued by the Brazilian Securities & Exchange Commission, ARACRUZ CELULOSE S.A. announces that its Board of Directors approved investments in the amount of approximately US$ 200 million for the optimization of plants A, B and C located at its Barra do Riacho Unit (State Espírito Santo). The Optimization Project will result in an increase of the relevant Unit capacity from 2.1 million tons/year to 2.3 million tons/year. Implementation is forecasted to commence in the first half of 2006 and should be concluded in September 2007.

Aracruz, January 12, 2006.

Isac Roffé Zagury

Investor Relations Officer